INDEPENDENCE REALTY TRUST, INC.

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104

Telephone: (215) 243-9000

July 28, 2015

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Independence Realty Trust, Inc.

Registration Statement on Form S-4

(File No. 333-204578)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Independence Realty Trust, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be accelerated so that such Registration Statement will be declared effective at 5:00 p.m., Eastern time, on July 30, 2015, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

1. should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3. the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement by the Commission or the staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Greenberg of Pepper Hamilton LLP at (302) 777-6585 or by email at greenbmm@pepperlaw.com with any questions you may have concerning this request. In addition, please notify Mr. Greenberg when this request for acceleration has been granted.

Very truly yours,

INDEPENDENCE REALTY TRUST, INC.

By:	/s/ JAMES J. SEBRA
	Name:	James J. Sebra
	Title:	Chief Financial Officer and Treasurer

[Signature Page to Request for Acceleration of Effectiveness]